SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on January 9, 2017

1. Date, Time and Place: On January 9, 2017, at 11 a.m., by conference call, as expressly authorized by Article 21, § 2nd, of Company’s Bylaws.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting, unanimously and with no restrictions, decided to determine the call of Company’s Extraordinary Shareholders’ Meeting to be held, on first call, on February 9, 2017, at 11 a.m., to decide on the agenda described in the minutes of the Call Notice attached hereto as Annex I, herein approved by the members of the Board of Directors.

5. Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

ANNEX I

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

The shareholders of Gafisa S.A. (“Company”) are summoned to an Extraordinary Shareholders’ Meeting (“Meeting”) to be held, in a first call, on February 9, 2017, at 11 a.m., at the Company’s headquarters, located in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar to:

(i)                 register the offering to the Company’s shareholders the preemptive right, at the proportion of their respective equity interest in the Company’s capital stock, to acquire common shares representing up to 50% of the capital stock of its wholly-owned subsidiary Construtora Tenda S.A., a publicly-held company enrolled with the Corporate Taxpayer’s ID (CNPJ/MF) 71.476.527/0001-35, Corporate Registry ID (NIRE) 35.300.348.206 (“Tenda”), under the terms and for the purposes of Article 253, I of Law No. 6,404/76 (“Preemptive Right”), in view of the Company’s decision to sell part of the shares issued by Tenda to Jaguar Real Estate Partners, LP or one of its affiliates, as disclosed in the Material Fact dated as of December 14, 2016;

(ii)               decide on the reduction of the Company’s capital stock in the total amount of R$219,510,000.00 from R$2,740,661,187.74 to R$2,521,151,187.74, without cancellation of shares, pursuant to Article 173 of Law No. 6,404/76, for being deemed as excessive, with the delivery to the Company’s shareholders of 1 common share issued by Tenda for each 1 common share issued by Gafisa, owned by the shareholder, after the reverse split, subject-matter of the agenda of the extraordinary shareholders’ meeting summoned for 10 a.m. of February 9, 2017, excluding treasury shares, totalizing 27,000,000 common shares issued by Tenda, representing the other 50% of its capital stock; and

(iii)             decide on the restatement of Article 5 of the Company’s Bylaws in order to reflect the amendment deriving from the capital stock reduction mentioned above.

- The Management Proposal, encompassing, amongst others, the information indicated in (i) Article 11 of CVM Instruction nº 481/09; and (ii) Exhibit 16 of ICVM 481/09 referring to Gafisa’s Capital Stock Reduction is available to Shareholders, at the Company’s headquarters, at its Investor Relations website (www.gafisa.com.br/ri/) and at the websites of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and Brazilian Securities and Exchange Commission (www.cvm.gov.br).

- The Shareholder or his/her legal representative shall attend the Meeting bearing his/her identity card.

- The shareholders participating in the Fungible Custody of Registered Shares of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros intending to attend the Meeting shall submit an updated statement of their shareholding position provided by the custody institution within 48 hours prior to the Meeting.

- We request that the proxy instruments with special powers for representation at the Meeting to which this present call notice refers be deposited at the Company’s headquarters, at the Investor Relations Department until February 7, 2017.

São Paulo, January 9, 2017.

Odair Garcia Senra
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 9, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer